Confidential Treatment
Requested by JPMorgan Chase & Co.

January 3, 2008
Mr. Donald Walker, Senior Assistant Chief Accountant
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 File No. 1-5805
Dear Mr. Walker and Ms. Blume:
     JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated October 19, 2007 addressed to Michael J. Cavanagh.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to the provisions of 17 C.F.R. §200.83, of the indicated portions of the letter.
Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13 — Allowance for Loan Losses, page 113
Response to Comment No. 1
For the businesses that are aligned to the capital markets (the Investment Bank, Treasury & Securities Services, Asset & Wealth Management and Commercial Bank mid-Corporate), the EDFs used by the Firm are based on external statistical default and migration data from S&P and Moody’s as well as on default factors extracted from 3-month average Credit Default Swap (CDS) spreads. The combination of these two sources of default information is appropriate in the Firm’s view because, as further described below, each on its own has limitations — historical statistical default data is often a lagging indicator of loss and CDS spreads may overestimate loss in volatile times, due to liquidity concerns of market participants, for example. Historical default data uses a long time frame —over 20 years. As a result, current changes in credit conditions often do not significantly affect historical default data in a timely manner

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because the impact of recent events is lessened when combined with data over a long time frame. To compensate for this, we use the 3-month average CDS default data as a way to reflect current market conditions in the EDFs. We believe use of CDS default data is appropriate based on the type of obligors in the Firm’s capital markets portfolios, which are generally large and mid-corporate issuers. [redacted]
As stated in our letter dated September 19, 2007, the combination of historical experience and CDS spreads is used to develop EDFs by risk rating and maturity. These EDFs are then applied on an individual borrower basis given the specific attributes of that borrower, i.e., a specific EDF is applied to a specific borrower based on the borrower’s risk rating and the maturity of the underlying facility.
Loss given default (“LGD”) estimates are based on a study of actual loss experience over a twenty-year period. The Firm utilizes a longer timeframe because it covers two or three credit cycles and provides the Firm with a robust population of defaults (approximately three thousand defaults) to analyze for recovery data. We believe it is appropriate to use this longer timeframe as we believe that it important to measure the severity of losses over more than one credit cycle, as no two credit cycles are the same; using a longer timeframe provides, in our view, a better estimate of loss upon default at any point in the credit cycle.
We confirm that the statistical calculation presented is the actual calculation we use as part of our determination of the formula-based component of the allowance for loan losses. For your information, we refer you to Note 13 at page 113 of our 2006 Form 10-K for further information on the calculation of this formula-based component of the allowance.
In general, there are two criteria that must be met in order to establish an allowance for credit losses on performing loans in accordance with SFAS 5:
•	The events giving rise to a probable loss have occurred as of the balance sheet date, even though the confirming event (e.g., the borrower’s default) has not occurred or been identified as of the balance sheet date (that is, it is probable that the future event or events to confirm the loss that exists as of the balance sheet date will occur); and

•	The amount of the loss can be reasonably estimated.
[redacted]
Note 28 — Accounting for Derivative and Hedging Activities, page 131
Response to Comment No. 2
The first derivative to be executed is the internal derivative between the hedging unit and the Firm’s internal trading desk. The internal derivative is transacted at the market rate existing at the time of its execution, and no cash is exchanged between the internal units. The internal trading desk must then execute with an external counterparty a derivative with terms, including notional, currency, index, maturity date, fixed rate, reset dates, and

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payments dates, that match those of the internal derivative. The external derivative is executed as soon as possible, and in all cases before the end of the same business day. The external derivative is transacted at the market rate at the time of its execution, which may differ slightly from the market rate at the time of the internal derivative transaction. No cash is exchanged between the trading desk and the external counterparty. No cash is exchanged between the internal units to compensate for market rate movements between the time of the execution of the internal swap and the time of execution of the external swap.
[redacted] The internal trading desk does not charge the hedging unit a markup, and gives a price to the hedging unit that is the same as the price it would offer to a similar but unaffiliated third party. [redacted]
To further explain how the Firm’s consolidated financial statements are prepared, the Firm’s two-step process for recording these transactions (as discussed in our letter dated September 19, 2007) is further described below.
[redacted]
As noted above, because the trading desk prices the internal derivative at levels consistent with those at which it transacts with external counterparties (i.e., there is no additional internal markup), the differences in rates are not due to incremental inception profit. Rather, the differences in rates between the internal and external derivatives result from market movements on the trade date that occur between the execution times of the two derivatives. [redacted]
Response to Comment No. 3
Verification is performed at the level at which the hedging activities are undertaken (the “hedging unit” level); these “hedging unit” levels are below the operating segment level. The Firm currently conducts hedge accounting in only two hedging units: all interest rate and foreign currency hedging is conducted by the Chief Investment Office which is within the Corporate segment; and the Commodities unit within the Investment Bank segment hedges the bullion risk described in the Firm’s response to comment 5 below.
Response to Comment No. 4
As discussed in our response in Comment 2- above, if the hedging unit executes an internal derivative with the internal trading desk, the internal trading desk must execute with an external counterparty a derivative with terms, including notional, currency, index, maturity date, fixed rate, reset dates, and payments dates, that match those of the internal derivative. Also as noted above, the floating-rate leg of the internal derivative may differ slightly from the floating-rate leg of the external derivative due to intraday market movements between the execution times of the two derivatives. [redacted]
During 2006, the Firm chose to discontinue its use of the shortcut method to assess hedge effectiveness. During the period when the shortcut method was being applied, the Firm

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did use the internal trading desk to execute certain external derivatives for shortcut hedge relationships. We confirm that all of the criteria of paragraph 68 of SFAS 133 were met completely with respect to the third party derivatives that were used for the short cut hedge relationships.
[redacted]
Response to Comment No. 5
As requested, a sample contract is attached as Appendix A. A counterparty deposits a defined amount of bullion with the Firm for a specified period (these periods generally range from [redacted]). At maturity, the Firm returns to the counterparty the initial deposit of gold, plus a specified rate of interest that may be paid in cash or in gold depending on the specific contract terms. No cash is exchanged at inception of the contract. The Firm has the right to sell and transfer the gold without any restrictions or permission from the depositors. The contract does not require the Firm to return specific bars of gold; rather, the Firm may source from other inventory or from the market the defined quantity of gold of the specified quality to be delivered in satisfaction of the obligation at the end of the specified period.
[redacted]
The Firm’s fact pattern is similar to that described in paragraph B7 of EITF 01-8 “Determining whether an Arrangement contains a Lease”, in which “a supplier leases a quantity of precious metals to a manufacturer” where the [redacted] are the suppliers and the Firm is the manufacturer. As described in the EITF issue, “the manufacturer uses the precious metals in its manufacturing process and salvages the same metals from used product. At the end of the arrangement, the manufacturer returns the same quantity of precious metals (either from salvage or by purchasing from others) to the supplier.” As described in footnote 11 of EITF 01-8, the Firm accounts for its liability to return the gold as a loan host contract with an embedded gold forward contract. As the Firm has free and unrestricted right to use and dispose of the gold during the contract term, the Firm records the gold as physical commodity inventory measured at the lower of cost or market as long as the deposit is held.
[redacted]
The Firm commenced hedge accounting in the fourth quarter of 2006. The results of hedge accounting for the periods presented are shown below. [redacted]
Response to Comment No. 6
In the absence of actual historical fair value data for the hedged item and the hedging instrument at inception of a hedge relationship, estimates of changes in the fair value of the hedged item and hedging instrument are used. These fair value changes are estimated by first calculating the effective duration and effective convexity of the hedged item and hedging derivative. Commonly used by financial institutions, these measures quantify

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the sensitivity of financial instruments, such as long-term debt, to interest rate changes. Effective duration is the average percentage change in an instrument’s price given a one percent shift in interest rates and is a linear measure of how the price of an instrument changes in response to interest rate changes. However, as interest rates change, prices of instruments do not change linearly, but rather curve (or is a ‘convex’ function of interest rates). Effective convexity is a measure of the curvature of how the price of an instrument changes as the interest rates change. Use of both the effective duration and effective convexity of an instrument can provide estimates for an instrument’s change in fair value given a change in interest rates.
[redacted]
As noted above, effective duration and effective convexity are measures of the sensitivity of financial instruments to changes in interest rates. Once the instruments’ sensitivity to interest rates is calculated, the historic monthly benchmark interest rate changes can be applied to the sensitivities in order to model the hedged item’s and hedging derivative’s changes in fair value due to such changes in the benchmark interest rate in the historic rate environment — even though the instruments did not exist during the historic time period. These “estimate” fair value changes for the hedged item and hedging derivative are then regressed for the initial assessment of prospective hedge effectiveness. As actual fair value changes are realized during the hedge relationship, these actual fair value changes replace the “estimate” fair value changes in ongoing retrospective and prospective assessments.
Under the Firm’s policy, hedging units must consider either the t-statistic, F-statistic or p value in addition to the correlation and slope results in initial prospective and retrospective assessments of hedge effectiveness. [redacted]
Response to Comment No. 7
As noted above, under the Firm’s policy, hedging units must consider either the t-statistic, F-statistic or p value in addition to the correlation and slope results in both initial prospective and retrospective assessments of hedge effectiveness; [redacted]
Response to Comment No. 8
Your comment above refers to the appendices to our letter dated September 19, 2007 which included (1) a sample hedge strategy document in accordance with which separate hedge relationships may be conducted, and (2) a sample report that summarizes forecasted transactions that represent available cash flow hedge capacity. Although the sample documents are flexible enough to be used for multiple relationships, separate hedge relationships are maintained for LIBOR-based forecasted transactions with different terms. [redacted].
We do not believe there are any system integration issues that would prevent the Firm from determining the sequences of the forecasted hedge transactions. The Firm’s systems track the specific date that each instrument reprices or matures.

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The types of revenue-related cash flows remaining after less predictable revenue sources are excluded are cash flows that are deemed “annuity-like” such as asset management fees and investment banking fees. These cash flows are then further adjusted to [redacted] of the original forecasted amount to ensure the probability of their occurrence. The period over which revenues are hedged is limited to a maximum of [redacted]. Thus, the timing [redacted], currency, and amounts of the hedged cash flows are able to be estimated with a high degree of accuracy. The hypothetical derivative used by the Firm for effectiveness testing matches the notional and currency of the forecasted revenue cash flow and has a maturity that matches the Firm’s SFAS 52 remeasurement date of the revenue, although the actual cash flow may occur on another date within that same month. The Firm has prepared an analysis similar to the white paper example prepared by the four largest accounting firms1proving that this date mismatch (which is a maximum of [redacted] days) results in de minimis hedge ineffectiveness.
[redacted]
Response to Comment No. 9
[redacted]
Response to Comment No. 10
For the Firm’s layering methodology, please refer to (1) the response to Comment 9 above, (2) the hedge strategy included as Appendix A in our letter dated September 19, 2007 and (3) the linkage report attached as Appendix B to this letter.
The 90-day deposit example included in the hedge strategy memo was one example of a type of hedge that might be employed by the Firm under that hedge strategy document. We describe below the Firm’s overall approach to cash flow hedging and further explain how hedges under the hedge strategy document, for which core documentation was provided in Appendix A to our response dated September 19, 2007, would operate over time.
[redacted]
Response to Comment No. 11
[redacted]

[1]	White paper entitled “Hedge Accounting when Critical Terms Match” prepared by PwC, E&Y, D&T and KPMG in response to Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments by Timothy S. Kviz, Professional Accounting Fellow, Office of the Chief Accountant on December 11, 2006.

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Response to Comment No. 12
[redacted]
* * * * *
     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.

Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller

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Requested by JPMorgan Chase & Co.

Appendix A
[redacted]

Confidential Treatment
Requested by JPMorgan Chase & Co.

Appendix B
[redacted]